Exhibit 99.1

30 March 2023

ABCAM PLC

(“Abcam” or “the Company”)

Publication of 2022 Annual Report and Accounts and Notice of Annual General Meeting

Cambridge, UK: Abcam plc (Nasdaq: ABCM), a global leader in the supply of life science research tools, announces that, following release on 20 March 2023 of its final results for the year ended 31 December 2022 on Form 20-F with the Securities and Exchange Commission, the Abcam plc Annual Report and Accounts 2022 (the “Annual Report”) have been published today and are available on the Abcam plc website at corporate.abcam.com

The Annual Report will also be posted today, together with the Notice of Annual General Meeting, to those shareholders that have elected to receive paper communications. Shareholders that have not elected to receive paper communications will be notified of the availability of these documents on Abcam plc website at corporate.abcam.com. The Form 20-F can also be accessed on the Abcam plc website at corporate.abcam.com. Shareholders that have not elected to receive paper communications may still receive a hard copy of these documents upon request.

For further information, please contact:

Abcam

Tommy Thomas, CPA, Vice President, Investor Relations	+1 617 577 4205

About Abcam plc

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission, faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated antibodies, assays and other research tools to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

Abcam’s worldwide customer base of approximately 750,000 life science researchers uses Abcam’s antibodies, reagents, biomarkers and assays. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent programme of customer reviews and datasheets, combined with an industry-leading validation initiative, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, UK, the Company has served customers in more than 130 countries. Abcam’s American Depositary Shares (ADSs) trade on the Nasdaq Global Market (Nasdaq: ABCM).

For more information, please visit corporate.abcam.com.